UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ☐   Form C-AR: Annual Report
    ☐   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of Issuer
Vero3 Limited

Legal Status of Issuer

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Wyoming

    Date of Organization:
    November 12, 2024

Physical Address of Issuer
525 Randall Ave Ste 100 , Cheyenne, WY, 82001

Website of Issuer
www.vero3.com

Is there a Co-Issuer? _____ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
$38,000 set up fee; $15,000 monthly management fee; 8.5% of the dollar amount of the Securities sold.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:
Common stock

Target Number of Securities to be Offered:
10,000

Price (or Method for Determining Price):
$2.00 + 2%

Target Offering Amount:
$20,400.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$1,234,999.68

Deadline to reach the Target Offering Amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$2,995.00	$0.00
Cash & Cash Equivalents	$2,995.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,180,390.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-522,694.00	$0.00

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript
EXHIBIT E: Testing the Waters Materials
EXHIBIT F: DealMaker Agreement



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July XX, 2025

Vero3 Limited

Up to $1,234,999.68 Maximum Offering Amount, including up to $1,210,784 in Securities plus plus up to $24,215.68 in Investor Transaction Fees

Vero3 Limited (the “Company,” “Vero3,” “we,” “us”, “Issuer” or “our”), is offering a minimum of $20,000 and up to **$1,210,784** in shares of common stock of the Company (the “Securities” or singularly the “Security”) at a price of **$2.00** per Security (collectively, the “Offering”). In addition to the $2.00 per Security, Investors will be required to pay an “Investor Transaction Fee” equal to 2% of the purchase price of the Securities, per investment, to the Company to help offset transaction costs. Thus, with the Investor Transaction Fee, the minimum offering amount for this Offering is $20,400 (“Target Offering Amount”) and the maximum offering amount for this Offering is $1,234,999.68 (“Maximum Offering Amount”). Purchasers of Securities are sometimes referred to herein as “Purchasers” or “Investors.”

The Offering is being conducted on a best-efforts basis. Unless the Company raises at least the Target Offering Amount under this Offering by April 30, 2026 (the “Target Date”), no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,000.00 in Securities, plus the Investor Transaction Fee. The Investor Transaction Fee will be counted towards the amount the Company may raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein. Investors will not receive Securities in exchange for the Investor Transaction Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the “Intermediary”). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the “Escrow Agent”) until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company’s offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.


DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS


Below are the directors, officers, and key persons of the Company, including their positions, offices, and employment duties over the past three years.

Officers and Directors

Name:	Tim McManus
Current Role:	Chairman and Founder
Service Dates:	11/2024 - Current
Responsibilities:	Responsible for strategy, operations, and general responsibilities.
Education:	Curtin University, B.S. Science (Geology)
	Deakin University, MBA (Innovation)
	Arizona State University, Global Oil & Gas Management Certificate

Tim McManus is the Chairman and Founder of the Company. He has over 30 years of experience in identifying, developing, and managing international resource projects, including 18 years in senior leadership positions. Tim communicates and engages with a variety of stakeholders across government entities, community groups, and industry bodies, both nationally and internationally, navigating diverse cultural expectations.

Tim's expertise includes leadership and management across finance, governance, strategy, business planning, and project development. He uses his analytical and negotiation skills to achieve positive business outcomes and resolve complex issues. His technical knowledge and operational experience span metals, minerals, and commodities. He led the acquisition and restoration of a Madagascan graphite mine, completing the project within schedule and budget, while maintaining a record of zero injuries, increasing the company's market capitalization to over $80 million.

Tim has founded several companies and raised capital internationally to acquire natural resource projects and invest in operations. He established a sustainability program in Madagascar that secured land ownership, healthcare, education, and infrastructure for regional communities. Tim also initiated an innovation partnership with Swinburne University to advance specialty carbon products and advanced materials, including graphene technologies and their manufacturing processes.

Other Business Experience (Past Three Years):
Employer: Prime Lithium LLC
Affiliate or Subsidiary of Issuer: Yes
Title: Director and Founder
Service Dates: 10/2021 - Current
Responsibilities: Responsible for corporate leadership, capital investment and project development.

Name:	Scott Durgin
Current Role:	President and Director
Service Dates:	11/2024 - Current
Responsibilities:	Responsible for strategy, operations, and general responsibilities.
Education:	South Dakota School of Mines and Technology, B.S. Mining Engineering
	South Dakota School of Mines and Technology, Master of Science in Technical Management

Scott Durgin serves as the President and Director of the Company. With over thirty years in the coal and natural resources industry, he has held various significant positions including Senior Vice President at Peabody Energy, Vice President of Operations at North Antelope Rochelle Mine, and management roles at Caballo and Rawhide mines during his 28-year tenure at Peabody Energy.

Scott possesses a Bachelor's degree in Mining Engineering and a Master's degree in Technical Management from South Dakota School of Mines and Technology. He is a member of the Gillette College Advisory Board and the Industrial Advisory Board at South Dakota School of Mines and Technology. Additionally, he has previously served on the Boards of Wyoming Mining Association and Campbell County Economic Development Corporation.

Other Business Experience (Past Three Years):
Employer: Peabody Energy
Affiliate or Subsidiary of Issuer: No
Title: Senior Vice President
Service Dates:05/1995 - 02/2023
Responsibilities: Responsible for operating safe, efficient, cost-effective mining operations.

Name:	Peter Harding-Smith
Current Role:	CFO and Director
Service Dates:	11/2024 - Current
Responsibilities:	Responsible for strategy, finance, legal and administration.
Education:	Queensland University of Technology, B.Business (Accounting)
	Fellow of the Governance Institute of Australia (GIA)
	Fellow of the Financial Services Institute of Australasia (FINSIA)
	Justice of the Peace (Qualified)

Peter Harding-Smith is the Chief Financial Officer and Director for the Company. He has experience in public companies and IPO processes, including financial strategy, mergers and acquisitions, corporate finance, project management, and organizational transformation. Peter understands listing, compliance, and governance requirements. He has worked in investor relations, capital raising, and regulatory processes. Peter is a Fellow of the Governance Institute of Australia and Financial Services Institute of Australasia.

Other Business Experience (Past Three Years):
Employer: Front Row Services Pty Ltd
Affiliate or Subsidiary of Issuer: No
Title: Managing Director
Service Dates: 08/2020 - Current

Responsibilities: Founder of Front Row Services Pty Ltd, which provides innovative CFO and Company Secretarial services to high-growth junior public companies and companies seeking to list.

PRINCIPAL SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage of Vote
Vero3 Holdings Limited	12,500,000	Common Stock	100%

Vero3 Holdings Limited is an Australian Non-listed Public Company with 51 shareholders. Tim McManus, through a related entity, holds 61.8% of the stock in Vero3 Holdings Limited. Thus, Tim McManus, as our Founder and Chairman, controls the vote of Vero 3 Holdings Limited and, in turn the Company. Mr. McManus may experience conflicts of interest when acting on behalf of the Company in his capacity as either officer/director or control holder.

BUSINESS DESCRIPTION

The Company

Vero3 Limited (Vero3), founded in Wyoming on November 12, 2024, intends to focus on carbon management to produce critical minerals and clean water. The Company is located at 525 Randall Ave Ste 100 Cheyenne, WY 82001, USA.

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Business

The world is shifting how energy is produced, distributed and consumed - this is the energy transition challenge. In this transition, there is a need to power the economy while building a sustainable future. The growth in Artificial Intelligence (AI), data centers, robotics, and lithium devices and vehicles highlights the need to address carbon emissions, depletion of water resources, and supply of critical minerals. Vero3 intends to offer America a solution for the energy future by storing large quantities of carbon dioxide (CO_2) while producing clean water and battery-grade lithium.

The Company's sole project is the Rock Springs Uplift Carbon, Lithium, Water Project (RSU Project) near the Jim Bridger Power Plant in Sweetwater County, Wyoming. Headquartered in Wyoming, Vero3 benefits from the state's strong CCUS policies and surplus CO_2 infrastructure. Vero3 was created to acquire Prime Lithium LLC (Prime), a Delaware company established on June 16, 2021, to develop the RSU Project. Vero3 owns 90% of Prime, which holds 100% of the RSU Project's permits. Through Prime, Vero3 is currently pursuing further project permitting and approvals for the RSU Project. Prime holds 638 Mining Claims (over an area of 12,396 acres) on Federal land and has applied for 1,920 acres of State Special Use Lease within the RSU Project boundary, encompassing a total of 14,316 acres.

With land secured and confidence from the Department of Energy's CarbonSAFE program, the RSU project is significantly advanced. After 18 years of research, plus state and federal support, Prime now has official approval to begin commercial trials and drill its first production well.

We hope, but cannot guarantee, that the RSU Project could become one of the largest permanent carbon storage hubs globally, one of the lowest cost lithium producers worldwide, and potentially one of the largest lithium producers in the United States. Once in production, it is expected to permanently store 3 million metric tons of carbon dioxide, produce 2.3 billion gallons of clean water, and 9,000 metric tons of lithium carbonate equivalent (LCE) per annum. The project aims to operate via a closed loop process pathway that aims for zero waste and a minimal operational footprint providing excellent environmental credentials.

Directly accessible infrastructure for the project includes road, rail, gas, fuel, and communications, with an airport and workforce located 30 minutes away. There are multiple potential sources of carbon supply including a state and federally approved CO2 pipeline corridor that transects Vero3's permits, and operational CO2 pipelines located immediately to the north and east. The project is also highly amenable to host direct air capture technologies. Wyoming's largest power producer and carbon emitter, the Jim Bridger Power Plant, is also immediately adjacent to the RSU Project.

Our innovative process initiates by drilling wells to access lithium-rich brine underground. Due to natural ground pressure, the brine ascends to the surface, thus minimizing energy requirements compared to conventional methods. Subsequently, the brine undergoes processing to yield substantial volumes of clean water. This step facilitates the permanent large-scale storage of carbon by creating space from the processed brine. The resultant waste brine, having undergone clean water production, is then significantly concentrated with lithium.

The next stage employs exclusively U.S. technology provided by our esteemed partner, IBC Advanced Technologies™. Their groundbreaking technology for lithium production has been utilized in mining and metal recovery for over three decades, originating from Nobel Prize-winning advancements in Molecular Recognition Technology™. IBC Advanced Technologies (IBC), headquartered in Salt Lake City, Utah, offers a highly scalable and sustainable lithium recovery process. Their patented Direct Lithium to Product™ (DLP™) technology minimizes both water and energy consumption while achieving lithium extraction rates exceeding 99% and purities of 99%. This innovative method was recently acknowledged with the inaugural Voltas Innovation Award, underscoring its significant improvements in efficiency and sustainability relative to existing lithium processing technologies. Our business would be negatively materially impacted if our agreement with IBC Advanced Technologies were terminated.

Following extraction, the lithium products are packaged and transported via established infrastructure (rail and road) to key battery cell manufacturers within the U.S., under sales and offtake agreements that are yet to be finalized.

The final phase involves a straightforward yet highly innovative waste management strategy that also serves as a crucial revenue generator. Vero3 processes the remaining waste brine—now devoid of lithium—and combines it with CO2 supplied by pipeline. This CO2 enriched waste brine is then reinjected into the same geological formations from which the original brine was sourced. The extensively studied geology, characterized by multiple sealing formations, significantly mitigates the potential for leakage, though some intrinsic risk may persist.

Vero3's zero-waste, closed-loop approach provides a cost-effective solution for permanent carbon storage. Given that carbon injection is quantifiable, it offers highly valuable carbon offsets for sale in the global voluntary carbon market. Additionally, this method aids in pressurizing the rock formations, thereby enhancing brine extraction, lowering energy consumption, and consequently reducing operating costs.

Vero3's approach aims to efficiently produces carbon-neutral lithium, generates clean water, and stores millions of tons of carbon, all in an eco-friendly manner. On this basis, Vero3 aims to be America's largest domestic producer of carbon-neutral lithium, reducing reliance on foreign sources. This is the future of critical mineral production in America. The Company's Products and/or Services will be:

Product / Service	Description	Current Market
Large Scale Carbon Storage	Permanent geological storage of carbon dioxide (CO2).	Measurable carbon offsets for global voluntary carbon offset markets.
Clean Water	Clean water production through desalination.	In support of the Colorado River System and supply to local industries.
Carbon Neutral Lithium	Production of low-cost carbon neutral lithium products.	Domestic U.S. battery and technology manufacturing sectors.

The Company is not currently generating any revenues but plans to market its products in the U.S.

From this product mix, Vero3 intends to offer three distinct revenue streams, each targeting a unique market that provides potential reduced instability through economic cycles and investment risk mitigation. Our production cycle is expected to be highly efficient, ensuring zero waste and substantial operational savings in producing critical minerals. By providing a what we expect to be a scalable, cost-effective, and environmentally friendly solution for the energy transition and critical mineral production, Vero3 aims to revolutionize the critical minerals industry and establish itself as a leader in carbon management and lithium supply.

Vero3 has calculated that the RSU Project to has a net present value of $1.5 billion, based on a projected annual profit of $183 million over 30 years, which revenues cannot be guaranteed or accurately predicted. The project requires a approximate capital expenditure of $290 million for construction, with the potential for future production expansion, which capital expenditures are expected to be funded through future offerings. Revenue generation is estimated to be primarily from carbon storage (two-thirds), with the remaining third from lithium production. There may be, but cannot be guaranteed, potential tax incentives or grants as well.

Vero3 asserts that the RSU Project is highly competitive with exceptional economics, significant community and state benefits, and an experienced team poised to secure final approvals and initiate construction. Investing in this project is an investment in Wyoming and America's future. Through its subsidiary, Vero3 has received Letters of Support from the Wyoming Mining Association, The Sweetwater Economic Development Coalition, The University of Wyoming, Senator Ogden Driskill, President of the Wyoming Senate, and recently re-elected Member of Congress Harriet M. Hageman.

To support the implementation of its business plan, Vero3 will seek funding for the construction and operation of the project and its related infrastructure. The company intends to raise capital through private and public placements and financial institutions offering structured project finance and/or bond instruments to support its growth and expansion initiatives. Additionally, Vero3 will focus on establishing strategic partnerships and collaborations within the energy and minerals industry to enhance its market presence and drive business development efforts.

External factors

Vero3 frequently receives inquiries regarding CCUS technologies and their significance in the decarbonization of global energy systems. CO2 has been injected into the Earth's subsurface since the 1960s, and dedicated CO2 storage (where CO2 is injected solely for storage purposes rather than CO2-based enhanced oil recovery) has been practiced since the 1970's. The methods and technologies are well-established, with Wyoming leading in this domain. Numerous commercial-scale dedicated CO2 storage sites exist today, and over 100 others are under development. Notably, America is poised to dominate the carbon market both in value and volume, with annual investments in carbon expected to grow exponentially.

The water market is experiencing similar growth due to the strategic importance of the Colorado River System for agriculture, drinking water, and hydropower operations, valued at $1.4 trillion (Source: Colorado Sun). It is estimated that 73% of U.S. utilities intend to raise water rates by 2025. The global water market is expanding as this vital resource becomes scarcer due to increasing energy demand and population growth. The total market size is projected to be $100 billion in the U.S. and $500 billion worldwide (Source: The American Water Works Association).

Demand projections for lithium remain robust, with leading analysts and institutions estimating the global market will likely exceed 4.5 million metric tons by 2035, representing a fivefold increase compared to 2023 levels (Source: International Energy Agency). With markets continuing to grow, Vero3 is positioned to meet demand through what we believe is a scalable project, possibly capable of producing up to 35,000 metric tons of carbon-neutral lithium per annum for over 30 years and providing giga-tonne level carbon storage for over 100 years.

Vero3 faces competition from various entities operating in the energy and minerals sector, particularly in Direct Lithium Extraction and carbon disposal technology development. The Company's primary competitors include:

- Traditional Lithium Companies: Established players in the lithium mining and processing industry, such as major producers and energy companies, represent significant competition. These companies possess extensive infrastructure for mining, processing, and distribution. Vero3 must differentiate itself by emphasizing the superior environmental and economic benefits of its approach compared to traditional lithium mining and processing.
- Advanced-Materials Technology Developers: Companies specializing in advanced-materials technology for lithium production and resource utilization pose a competitive threat. These entities may offer alternative solutions for lithium processing or carbon emissions reduction. Vero3 must highlight the unique advantages of its approach, such as enhanced efficiency, reduced environmental impact, and cost-effectiveness, to stand out in a crowded market.
- Substitute Products and Technologies: Vero3 competes with substitute products and technologies serving as alternatives to lithium battery production and carbon disposal. Renewable energy sources, alternative fuels, and other advanced materials used in energy generation present potential substitutes. Vero3 must emphasize the distinct benefits of its approach, including the production of clean water and carbon-neutral lithium, to position itself as the preferred choice for energy producers and industrial users.

By strategically positioning itself against these competitors and showcasing the unique advantages of its approach, Vero3 aims to establish a competitive edge in the energy and minerals sector. Through targeted marketing, innovation, and strategic partnerships, Vero3 aims to become a leader in the U.S. domestic supply of carbon-neutral lithium products, offering carbon offsets along with the environmental and low-cost benefits of the RSU Project.

A significant outcome of the planned commercial trials will be the production of lithium products for qualification with domestic end-users, such as U.S.-based battery manufacturers. Qualifying our product will pave the way for off-take agreements and pre-sales, underpinning the raising of the necessary construction capital. Expanding our market reach will be crucial, targeting specific industries and strengthening our overall market position with a diversified customer base. Vero3 will then finalize front-end engineering and design efforts, effectively launching our fully developed solution to the market.

Permitting and Resources

The RSU Project offers significant opportunities, having developed substantial resources within its permits. Studies estimate the RSU Project's capacity at 520 million metric tons of carbon storage, 315 billion gallons of clean water, and nearly 2 billion metric tons of lithium-rich brine. Future expansion could significantly increase these numbers.

Vero3's mining claims (placer claims) allow the development of these resources but do not guarantee exclusive surface rights. These claims cover a range of minerals on public domain lands, including lithium mineralization and pore space. Federal claims require annual rental payments and can be held indefinitely. Placer claims encompass various deposits, excluding veins of quartz or rock in-place. The maximum size is 20 acres per locator, with larger associations allowed up to 160 acres. For corporations, the limit is 20 acres per claim.

Special Use Leases (SULs) from Wyoming, currently under application, will grant Vero3 control over pore space for carbon storage operations. Additional permits required include Right-of-Way (ROW) grants for infrastructure, injection and storage easements from Bureau of Land Management (BLM), and ROW access for CO2 pipelines across private and federal land. Financial assurance for reclamation costs is needed before construction begins.

Permit summary (Source: BLM Mineral & Land Records System)

Township Range Section	Claim type	No. claims	Status	Interest	Holder	Acres
T20N 0101W 018	Placer	32	Granted	100%	Prime Lithium LLC	615
T20N 0101W 020	Placer	32	Granted	100%	Prime Lithium LLC	635
T20N 0102W 006	Placer	24	Granted	100%	Prime Lithium LLC	430
T20N 0102W 008	Placer	32	Granted	100%	Prime Lithium LLC	635
T20N 0102W 018	Placer	32	Granted	100%	Prime Lithium LLC	619
T20N 0102W 020	Placer	36	Granted	100%	Prime Lithium LLC	641
T20N 0102W 002	Placer	24	Granted	100%	Prime Lithium LLC	449
T20N 0102W 030	Placer	32	Granted	100%	Prime Lithium LLC	616

T20N 0102W 004	Placer	24	Granted	100%	Prime Lithium LLC	449
T20N 0102W 010	Placer	32	Granted	100%	Prime Lithium LLC	635
T20N 0102W 014	Placer	32	Granted	100%	Prime Lithium LLC	634
T20N 0102W 022	Placer	32	Granted	100%	Prime Lithium LLC	635
T20N 0102W 028	Placer	16	Granted	100%	Prime Lithium LLC	317
T20N 0102W 034	Placer	32	Granted	100%	Prime Lithium LLC	639
T20N 0102W 024	Placer	32	Granted	100%	Prime Lithium LLC	634
T20N 0102W 026	Placer	32	Granted	100%	Prime Lithium LLC	635
T20N 0102W 012	Placer	32	Granted	100%	Prime Lithium LLC	636
T20N 0101W 028	Placer	32	Granted	100%	Prime Lithium LLC	632
T20N 0101W 030	Placer	32	Granted	100%	Prime Lithium LLC	614
T20N 0101W 032	Placer	32	Granted	100%	Prime Lithium LLC	639
T20N 0101W 004	Placer	24	Granted	100%	Prime Lithium LLC	457
T20N 0101W 008	Placer	10	Granted	100%	Prime Lithium LLC	199

Numbers are rounded and exclude SUL applications currently with Wyoming.

At this time, there are no material recorded First Nations or environmental issues within the project area that the company is aware of according to the Natural Resource and Energy Explorer (NREX).

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Relating to the Securities and this Offering

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may

not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Issuance of Bonus Shares may Cause Dilution
If we issue Bonus Shares pursuant to this Offering, some investors may experience dilution. Investors receiving Bonus Shares are effectively receiving a discount on the Securities they purchase. Bonus Shares have identical rights, privileges, preferences as well as restrictions to the Securities to be purchased by investors. The issuance of Bonus Shares could cause immediate dilution to your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail

to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $2.00. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

There may be a limited market or no market for our Securities.
Currently, no trading market exists for our Securities. If a market develops, it is likely to be limited, and significant influence over the price could result. We cannot assure stockholders that a market will be sustained or that our shares will have greater liquidity than non-publicly traded shares.

The Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors will not be entitled to any inspection or information rights other than those required by law
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Investor Processing Fee may not count toward your cost basis for tax purposes
The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Our valuation and our offering price have been established internally and are difficult to assess
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Common Stock at $2 per share, plus a 2.0% Investor Processing Fee up to a maximum fee of $20.00 for each Investor who invests $1,000, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Target Date

The Company may extend the Target Date beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Target Date stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Target Date, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Target Date is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early

If the Target Offering Amount is met after 21 calendar days, but before the Target Date, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

An investment in the Company's Securities could result in a loss of your entire investment

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions
The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management
Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management and may divert attention from management of the Company.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements
Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, other than claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the state of Wyoming, regardless of convenience or cost to you, the investor
As part of this investment, each investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the U.S. federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of British Columbia law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA
The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of shares reach 25%, we may repurchase shares of benefit plan investors without their consent until we are under such 25% limit.

Risks Relating to Our Business and Our Industry

Since we have a limited operating history, it is difficult for potential investors to evaluate our business
Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. As an early-stage company, we are subject to all the risks inherent in the financing, expenditures, operations, complications and delays inherent in a newer business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

Any inability to protect our intellectual property rights could reduce the value of our technologies and brands, which could adversely affect our financial condition, results of operations and business
Our business is dependent upon our trademarks, trade secrets, copyrights and other intellectual property rights. There is a risk of certain valuable trade secrets being exposed to potential infringers. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business reputation or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. There is a risk that we may have insufficient resources to counter adequately such infringements through negotiation or the use of legal remedies. It may not be practicable or cost effective for us to fully protect our intellectual property rights in some countries or jurisdictions. If we are unable to successfully identify and stop unauthorized use of our intellectual property, we could lose potential revenue, experience diminished brand reputation, and experience increased operational and enforcement costs, which could adversely affect our financial condition, results of operations and business.

We may not maintain sufficient insurance coverage for the risks associated with our business operations
 Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters, risks of lawsuits from our employees, and risks of lawsuits from customers who are injured from or dissatisfied with our products. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered

by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

We rely heavily on a licensing agreement with IBC Advanced Technologies for our lithium processes
This agreement requires periodic payments, and failure to make these payments could lead to its termination, severely impacting our operations and competitive position. The intellectual property is owned by IBC Advanced Technologies, and not Vero3, and we aim to exclusively license this know-how for the U.S. Despite the partnership agreement and relationship of both parties and vested interest in our success, there remains a risk of contract default that could disrupt our business.

We will rely on a limited number of suppliers for our raw materials
The Company will be dependent on suppliers for its project construction and operations. As we do not own any existing facilities, other than our underlying permits we rely on third party suppliers we do not control to supply our raw materials for construction and operations. Any impact on their pricing or any taxes imposed on the sale of equipment and services could materially adversely affect the ability of the Company to meet its planned objectives.

Our reliance on external suppliers exposes us to their business risks, which can directly impact our performance
Compliance with government regulations could delay or otherwise directly adversely affect our suppliers and, indirectly, our operations. Government regulations could impose costly requirements on our suppliers and their customers, including us. Our suppliers are subject to substantial regulation under federal, state, local, and foreign laws related to development, transportation and construction. Changes to these laws could adversely impact our suppliers and, indirectly, our operations. Our suppliers also need various permits, licenses, and approvals from regulatory authorities. There is no assurance that these will be retained without adverse terms, which could affect their and thus our operations. The industry is extensively regulated by health, safety, environmental standards, and other matters. Compliance is costly and time-consuming, potentially delaying our suppliers' operations and affecting our business.

Construction and operations are vulnerable to weather and other conditions that are beyond the control of our suppliers and the Company's control. Insurance coverage is increasingly expensive, contains more stringent terms and may be difficult to obtain in the future. A number of global insurance companies have taken steps to limit coverage which could result in significant increases in costs of insurance or in the Company's ability to maintain insurance coverage at current levels.

Increasing emphasis and changing expectations with respect to environmental, social and governance matters may impose additional costs on our raw materials suppliers or expose them to new or additional risks. Evolving ESG expectations and regulations require continuous monitoring and compliance. Investors and lenders increasingly demand sustainable practices and may limit support to companies that don't meet ESG standards. Failure to adapt to these expectations can result in reputational damage and adversely affect our suppliers' and our business, financial condition, and stock price.

The development and commercialization of critical mineral supply is highly competitive
We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide pursuing new energy efficient technologies, critical mineral production and carbon management. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize processes and products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

High competition for our products, including carbon offsets, may lead to pricing pressure, reduced margins, or lack of market acceptance
Without regulated commodity pricing and other factors, our products face significant pricing pressure. Dominance of others in the market could result in unsustainable margins, adversely affecting our operations.

Failure to achieve expected refining yields and costs could harm our financial condition

Our processing methodologies and technologies, though vetted, carry high risk due to their novel nature. Financial projections and operational expectations are speculative until proven through full-scale operations at our flagship project.

The Company relies on input materials, but there is no guarantee these sources will remain viable.

Our process assumes availability of these resources, such as carbon for operations. Financial projections depend on these sources being accessible and economical. If these materials are unavailable when needed, our operations could be jeopardized.

We plan to implement environmental, hazardous materials, and personal protection safety plans through an operations and maintenance firm. However, we cannot assure that we will avoid enforcement actions under federal or state environmental laws

We will use rail and other transport methods, but disruptions due to weather, accidents, regulations, or third-party actions could impact our ability to deliver products. Prolonged disruptions in transportation could materially affect our business and financial performance.

Global capital market and economic conditions, both in the U.S. and worldwide, materially affect our business

Economic downturns, changes in consumer behavior, and factors like consumer spending, investment, government policies, and inflation influence our revenue. Slow economic growth or adverse conditions could negatively impact our operations and financial health.

A decline in downstream markets like battery, robotics and other lithium dependent technologies could adversely affect demand for our products

Our business model relies on these markets, and any significant downturn could impact our income and market share. A major shift in markets could risk discontinuing our operations. Societal, technological, political, and scientific advancements aimed at reducing greenhouse gas emissions may decrease demand for our products. Changes in public attitudes and government policies promoting fossil fuel transportation could negatively impact our product demand and increase costs, affecting our marketability and revenue.

Our operations are subject to federal and state environmental laws and regulations, which may impact our business, financial condition, results of operations, and prospects

We plan to implement environmental, hazardous materials, and personal protection safety plans through an operations and maintenance firm. However, we cannot assure that we will avoid enforcement actions under federal or state environmental laws.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success

We may forego or delay pursuit of opportunities with products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

We face competition from numerous competitors, many of whom have far greater resources than we have currently, which may make it more difficult for us to achieve significant market penetration

Many of our competitors are large, well-capitalized companies with significantly more market share and resources than we have. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Many of these competitors have, among other things:

- significantly greater name recognition;

- larger and more established distribution networks;

- additional lines of products and the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage;

Our current competitors or other companies may at any time develop additional products that compete with our products. If any company develops products that compete with or are superior to our products, our revenue may decline. In addition, some of our competitors may compete by lowering the price of their products. If prices were to fall, we may not be able to improve our gross margins or sales growth sufficiently to maintain and grow our profitability.

We may be liable for damages based on product liability claims brought against our customers in our end-use markets

Many of our products could ultimately be sold to end users who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition and results of operations.

It may be difficult for investors in the United States to enforce civil liabilities against some of our officers or directors

Some of our directors and officers are residents of countries other than United States. As a result, it may be difficult for US investors to initiate a lawsuit against these non-US residents. In addition, it may not be possible for US investors to collect from these non-US residents judgments obtained in courts in the US.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Global crises and geopolitical events, including without limitation, COVID can have a significant effect on our business operations and revenue projections

A significant outbreak of contagious diseases, such as COVID, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in volatility in commodity prices impacting critical minerals, and other products and causing economic downturn, all of which could reduce the demand for our products and services and impair our business prospects, including ability to pass on cost increases or inability to raise additional capital on acceptable terms, if at all.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must rely on third parties to engineer, build, and potentially operate its projects. The Company's success is dependent on these third parties' ability to provide the necessary services and expertise.

We face significant dependency on third-party partners for critical aspects of our operations. If these third parties fail to deliver the necessary services, face delays, or encounter operational challenges, it could delay or halt the development and commercialization of our product candidates and processes. Difficulties experienced by these third parties in maintaining their own operations, such as hiring and retaining personnel, securing resources, or managing projects efficiently, could negatively impact our progress. This dependency on third parties could lead to delays in product development, loss of market opportunity and sales, and diversion of management resources, adversely affecting our business, financial condition and results of operations.

We have not generated commercial volumes of our products nor sold any, and our business may fail if we are not able to successfully commercialize these products. If we cannot secure strategic partnerships, develop new arrangements, increase refining capacity, and obtain low-cost input materials, we will not generate significant revenues. Factors that could prevent successful commercialization include:

- Inability to secure sufficient input materials

- Failure to achieve cost-effective, commercial-scale production
- Technical challenges in production or new product development
- Difficulty establishing and maintaining supplier and partner relationships
- Lack of market acceptance and customer relationships
- Challenges in managing growth
- Failure to secure regulatory approvals and comply with laws
- Competition imposing market barriers
- Public concerns about the ethical, legal, environmental, and social impact of our products

Our ability to manage growth is uncertain

Effective competition and growth may require improvements in management, processing, sales, marketing, and financial systems. If we fail to manage growth and customer demands, we may not continue as a going concern.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We are actively considering a public offering which will create additional operational and regulatory risks

We are in preliminary discussions with a financial firm regarding a potential public offering. There is no assurance of the timing or occurrence of such a transaction. If we become a public reporting company, we will face various operational risks and regulatory requirements, all of which may increase our operating expenses and require additional resources.

We do not anticipate paying any cash dividends

We presently do not anticipate that we will pay any dividends on any of our common stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors (the "Board"). We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.


THE OFFERING


The Company is offering a minimum of $20,000 and up to $1,210,784 in shares of common stock of the Company at a price of $2.00 per Security. In addition to the $2.00 per Security, Investors will be required to pay an "Investor Transaction Fee" equal to 2% of the purchase price of the Securities, per investment, to the Company to help offset transaction costs.

The Company is raising funds in this Offering to fund its operations. The Offering is being conducted on a best-efforts basis. Unless the Company raises at least the Target Offering Amount under this Offering by April 30, 2026, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to their applicable closing.

Each investor must invest a minimum of $1,000.00 in Securities, plus the Investor Transaction Fee. The Investor Transaction Fee will be counted towards the amount the Company may raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein. Investors will not receive Securities in exchange for the Investor Transaction Fee.

The below Perks are stackable and are awarded/issued on offer closing. The Perks are the same class, with the same terms as being offered under this Form C.

Tier 1 – Tier 1 begins on the day the offering is launched (the "Launch Date") through to 11.59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date.

Invest $1,000+ on or before 30 days and receive 10% Bonus Shares
+ 2% Additional Bonus Shares if invested $2,000+
+ 4% Additional Bonus Shares if invested $5,000+
+ 6% Additional Bonus Shares if invested $8,000+
+10% Additional Bonus Shares if invested $10,000+

Tier 2 - Tier 2 begins on the 31st day the offering through to 11.59 pm Eastern Daylight Time ("EDT") on the 45th day (03:59 am Coordinated Universal Time ("UTC") on the 46th day) following the Launch Date.

Invest $1,000+ after 30 days and on or before 45 days and receive 5% Bonus Shares
+ 2% Additional Bonus Shares if invested $2,000+
+ 4% Additional Bonus Shares if invested $5,000+
+ 6% Additional Bonus Shares if invested $8,000+
+10% Additional Bonus Shares if invested $10,000+

Tier 3 - Tier 3 begins on the 46th day the offering through to 11.59 pm Eastern Daylight Time ("EDT") on the 60th day (03:59 am Coordinated Universal Time ("UTC") on the 61st day) following the Launch Date.

Invest $1,000+ after 45 days and on or before 60 days and receive 4% Bonus Shares
+ 2% Additional Bonus Shares if invested $2,000+
+ 4% Additional Bonus Shares if invested $5,000+
+ 6% Additional Bonus Shares if invested $8,000+
+10% Additional Bonus Shares if invested $10,000+

Tier 4 - Tier 4 begins on the 61st day the offering through to 11.59 pm Eastern Daylight Time ("EDT") on the 75th day (03:59 am Coordinated Universal Time ("UTC") on the 76st day) following the Launch Date.

Invest $1,000+ after 60 days and on or before 75 days and receive 2% Bonus Shares
+ 2% Additional Bonus Shares if invested $2,000+
+ 4% Additional Bonus Shares if invested $5,000+
+ 6% Additional Bonus Shares if invested $8,000+
+10% Additional Bonus Shares if invested $10,000+

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Target Date, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at https://invest.cero3.com/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

8.5% of the amount raised in the Offering
$15,000 monthly

Use of Proceeds

The Company anticipates using the proceeds from this Offering (including proceeds from the Investor Transaction Fee) in the following manner:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.50%	$1,700	8.50%	$104,975
Permitting & Asset Holding Costs (1)	0.00%	$0	17.50%	$216,125
Integration Study & Project Development (2)	0.00%	$0	52.00%	$642,200
General Working Capital (3)	91.50%	$18,700	21.50%	$265,525
Total	100%	$20,400	100%	$1,235,000 (rounded up)

These figures are rounded to the dollar.

*In addition to the eight and a half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive $15,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants.

Set forth below are reasonably detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the Offering proceeds will be used:

(1) These proceeds will be used for direct project-related asset expenditures including permit renewals, permit bonds and other related asset expenditures.
(2) These proceeds will be used for direct project related development expenditures including progressing the Company's Integration Study in preparation of commercial trails.
(3) These proceeds will be used for general working capital, treasury and administration costs, including human resources.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Class A Units by completing the subscription process hosted our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies managed by North Capital Private Securities Corporation.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Target Date, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as investors of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Target Date, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Securities have been sold or the Target Date or the Offering is earlier terminated. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Investor funds will be held in escrow with the Escrow Agent until eligible for disbursement to the Company following the Offering sales reaching the Target Offering Amount. After the initial disbursement, eligible funds may be disbursed prior to the close of the Offering.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Cancelation

Investors may cancel an investment commitment until 48 hours prior to the Target Date or other classing date established by the Company. The intermediary will notify investors when the Target Offering Amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

OWNERSHIP AND CAPITAL STRUCTURE

The Company's Securities

The Company has authorized common and preferred stock to be issued. As part of the Offering, the Company will be offering up to 605,392. shares of common stock.

Common Stock

The number of shares of common stock the Company is authorized to issue is 100,000,000 with a total of 12,500,000 issued and outstanding   .

> **Voting Rights**
> The common shares shall be entitled to voting rights on the basis of one vote per share
>
> **Material Rights**
> (1) Dividend Rights. The holders of the Common Shares shall be entitled to dividends when and as declared by the Board of Directors out of any funds legally available therefor, in such amounts and at such times as the Board of Directors may from time to time determine. At this stage of the Corporation life, the Board of Directors have not declared dividends and have no current intent to declare dividends. (2) Liquidation Rights. In the event of any liquidation, dissolution or winding-up, whether voluntary or involuntary, of the Corporation, the assets and funds of the Corporation shall be distributed ratably to the holders of the Common Shares.

Preferred Shares

The number of shares of preferred stock authorized is 5,000,000 with nil outstanding. The Board of Directors is empowered to determine the rights, restrictions, preferences and privileges of the unissued Preferred Shares No preferred stock has been designated by the Board of Directors to date or issued.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Company Debt

Vero3 Limited, via its subsidiary Prime Lithium LLC, has a loan with Vero3 Holdings Limited, which is unsecured. At December 31, 2024, the loan balance was $1,180,390, has a zero rate of interest and is repayable December 31, 2026.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Corporate Actions

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company chairman controls the vote of the Company's parent company, which currently holds all of the Company's outstanding stock. He will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and Investors' returns on investment.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Securities to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.

- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Recent Offerings of Securities

The Company has not issued securities within the last three years, except the 12,500,000 common shares issued to its parent company.

Valuation

Deemed Pre-Money   Valuation: $25,000,000
The Pre-Money Valuation is derived from the approximate historical expenditure associated with research conducted by the Carbon Management Institute and the Centre for Economic Geology Research, both part of the School of Energy Resources at the University of Wyoming. These studies were performed under the US Department of Energy's National Energy Technology Laboratory's Carbon Storage Assurance Facility Enterprise Initiative (CarbonSAFE). The project also received support from the State of Wyoming, the Wyoming Oil and Gas Conservation Commission, and the Department of Environmental Quality.

Several additional service providers contributed to the project's development under CarbonSAFE alongside the aforementioned institutions. They include Intertek Laboratory, USGS Core Libraries, Wyoming Analytical Laboratories, UW Stable Isotope Facility, UW Materials Characterization Laboratory, Energy Laboratories, Wagner Petrographics, Baker Hughes Inc., True Drilling Co., Los Alamos National Laboratory, Lawrence Livermore National Laboratory, PetroArc International, New England Research, Geokinetics, EMTek, and the Wyoming State Geological Survey.

The cumulative expenditure by these entities exceeded the $25 million Pre-Money Valuation adopted by Vero3 Limited and does not include the permitting and development costs expended by Vero3 or its subsidiary Prime Lithium LLC. It is important to note that this valuation is based on historical spending and may not accurately reflect the current value of the Company.

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

Vero3 was established to acquire Prime Lithium LLC (Prime), a Delaware company incorporated on June 16, 2021, for the permitting and development of the RSU Project. Vero3 holds 90% of Prime, which in turn owns 100% of the permits forming the RSU Project's asset base. The remaining 10% of Prime is a free carried interest held by Newport Resources Trust (Newport), which is an entity wholly controlled by Vero3's founder, Tim McManus.

Funding for the RSU Project has been provided by Vero3 Holdings Limited, an entity the Founder and CEO Tim McManus, has a controlling interest in. Vero3 Holdings Limited has been funded through capital raising activities in the Australian market.

The loan from Vero3 Holdings is unsecured, has a nil interest rate and is repayable on December 31, 2026.

Transferability of securities

Pursuant to Regulation CF, for a year, the Securities purchased in this Offering can only be resold:

- In an IPO
- To the Company
- To an accredited investor and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably 14 of 26 believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL CONDITION OF ISSUER

General overview of the Company's current financial condition based on the financials included with this Offering

Vero3 Limited is an early-stage development asset, pre-revenue. To date, the Company has been funded through capital raised by the Australian parent entity, Vero3 Holdings Limited, which remains supportive to the development of the RSU Project.

Company's Cash and Cash Equivalents

As at December 31, 2024, Company had an aggregate of approximately $2,995 in cash and cash equivalents. On going development work has been funded via a loan account with Vero3 Holdings Limited, the current parent entity. The loan is unsecured, at nil interest rate and is repayable by December 31, 2026.

Company's Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth below under the section titled "Use of Proceeds", which is an indispensable element of our business strategy. In addition to the Offering, the Company may also undertake to raise additional capital through equity or debt issuances, including, but not limited to, common stock, preferred stock, or Convertible Notes.

Company's Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Offering proceeds will be utilized to support studies and working capital.

Company's Historical Results of Operations

The Company is a pre-revenue, development stage, Lithium/Carbon/Water company focused on carbon storage and lithium extraction, as well as the production of clean water. We have no commercial operations at this point and have not generated any revenues from licensing our technology or selling any products.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

None that Management are aware of.

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.vero3.com .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Target Date.

Updates

Information regarding updates to the offering and to subscribe can be found at https://invest.vero3.com/, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

(Signature)

_____

(Name)

_____

(Title)

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

(Signature)

_____

(Name)

_____

(Title)

_____

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.